UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2013

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 0001130713

OVERSTOCK.COM 401(k) PLAN

OVERSTOCK.COM, INC.
6350 South 3000 East
Salt Lake City, Utah  84121

OVERSTOCK.COM 401(k) PLAN

 ___________________________

*     Other Schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Overstock.com 401(k) Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the Overstock.com 401(k) Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Salt Lake City, Utah
June 10, 2014

OVERSTOCK.COM
401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
Assets:
Investments at fair value:
Mutual funds	$21,051,269	$14,330,245
Common stock of Plan Sponsor	4,347,534	2,856,686
Money market funds	3,284,305	2,726,364
Total investments	28,683,108	19,913,295
Receivables:
Notes receivable from participants	554,839	466,569
Total receivables	554,839	466,569
Total assets	29,237,947	20,379,864
Liabilities:
Corrective distributions payable - excess employee contributions	—	119,931
Net assets available for benefits	$29,237,947	$20,259,933

See accompanying notes to financial statements.

OVERSTOCK.COM
401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2013

2013
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$5,570,646
Interest and dividends	1,134,999
Total net investment income	6,705,645
Interest income on notes receivable from participants	25,790
Contributions:
Participant	3,241,059
Employer discretionary matching contributions	1,083,114
Rollovers	409,808
Total contributions	4,733,981
Total additions	11,465,416
Deductions from net assets attributed to:
Benefits paid to participants	2,462,154
Administrative expenses	25,248
Total deductions	2,487,402
Net increase in net assets available for benefits	8,978,014
Net assets available for benefits:
Beginning of year	20,259,933
End of year	$29,237,947

See accompanying notes to the financial statements.

OVERSTOCK.COM
401(k) PLAN
Notes to Financial Statements

Note 1 - Plan Description

The following is a general description of the Overstock.com 401(k) Plan (the “Plan”). Participants should refer to the Summary Plan Description ("plan document") for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which was originally adopted by Overstock.com, Inc. (the “Company” or “Plan Sponsor”) in 1998 and has been amended since that date. Participation in the Plan is open to all eligible employees of the Company (individually, a “Participant” and collectively, “Participants”) and its named subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Administration

The Overstock.com 401(k) Plan Committee consists of certain employees of the Company and oversees the administration of the Plan.

Trustee

The Plan has engaged Fidelity Management Trust Company (the “Trustee”) as Trustee to the Plan and all Plan assets are held in trust with the Trustee. The Plan has also engaged Fidelity Workplace Services LLC (the “Record Keeper”) which provides recordkeeping and administrative services to the Plan.

Eligibility

During the years ended December 31, 2013 and 2012, employees were eligible to participate in the Plan subject to meeting the following criteria: (1) six months of service at the Company; and (2) reaching 21 years of age. Upon meeting both criteria employees may enter the Plan at the beginning of the following quarter, or any time thereafter. Subsequent to December 31, 2013, the Administrative Committee approved an amendment to the Plan to reduce the required service period for eligibility from six to three months of service. This change was effective in April 2014.

Contributions

Participants may contribute up to 92% of their annual compensation as defined by the Plan on a before tax or after tax basis, provided the amounts do not exceed the annual limits imposed by the Internal Revenue Code (the “IRC”). Such contributions are withheld by the Company from each Participant’s compensation and deposited with the Trustee to be applied to the appropriate fund in accordance with the Participant’s directives. The Company may contribute a discretionary matching percentage of these contributions subject to certain limitations. For the years ended December 31, 2013 and 2012, the Company matched 50% of Participant contributions up to 6% of annual compensation on a per pay period basis. Participants may elect to rollover amounts from other qualified plans into the Plan provided that certain conditions are met. Significant amendments approved by the Administrative Committee that were effective in 2013 included an increase to the involuntary cash out limit for terminated Plan participants from $1,000 to $5,000 and applying the discretionary matching percentage to “catch-up” contributions made by eligible employees.

Subsequent to December 31, 2013, the Company approved an increase to the Company discretionary match from 50% to 100% of Participant contributions up to 6% of annual compensation. The discretionary match is calculated and funded on a per pay period basis with a year-end “true up” for annual compensation, if necessary. This change was effective in January 2014.

The Company may make, at its sole discretion, an annual profit-sharing contribution. The Company did not make a profit-sharing contribution for the year ended December 31, 2013.

Participant Accounts

Separate accounts are valued daily and maintained for each Participant and each Participant’s account is credited with the Participant’s contribution, and an allocation of the Company’s discretionary matching contribution and discretionary profit-

sharing contribution. Plan earnings are allocated to each Participant’s account in proportion to the average daily balance in each fund option. Once eligible, Participants may elect to have contributions invested or transferred to any one or any combination of the investment funds available at any time, including the common stock of the Plan Sponsor.

Vesting

Participants in the Plan are 100% vested at all times with respect to their own contributions in the Plan and the earnings thereon. With respect to Company discretionary matching and profit sharing contributions and earnings on those contributions, during the years ended December 31, 2013 and 2012, vesting was based on each Participant’s length of employment with the Company, with 20% vesting per year of service increasing to 100% vested at the end of the fifth year of service. Regardless of length of employment, a Participant is 100% vested in Company discretionary matching and profit sharing contributions and earnings on those contributions if the Participant continues in employment with the Company until age 65, or if the Participant dies or becomes disabled while employed by the Company. Amounts contributed by the Company which are forfeited by Participants as a result of the Participants’ separation from service prior to becoming 100% vested may be used to first pay administrative expenses of the Plan, and then shall be applied to reduce contributions of the Company.

Subsequent to December 31, 2013, the Administrative Committee approved an amendment to the Plan to immediately vest 100% of all unvested Company discretionary matching contributions for eligible participants on April 1, 2014, and to immediately vest 100% of future Company discretionary matching contributions. This accelerated vesting will apply regardless of each Participant's length of employment with the Company. The vesting of former employees who terminated employment with the Company prior to April 1, 2014 was not affected by this amendment.

At December 31, 2013 and 2012, forfeited non-vested accounts totaled $653,035 and $430,241, respectively. For the year ended December 31, 2013, the Plan Sponsor did not allocate any forfeited non-vested accounts to offset administrative expenses or employer contributions.

Administration

The Plan is sponsored by the Company. Operating and administrative expenses incurred in the administration of the Plan are the responsibility of the Plan, unless assumed by the Company. During 2013, the Company paid $50,402 of the record-keeping expenses, trustee expenses, administrative and operating expenses; however, the Company has no obligation to assume any Plan expenses in the future.

Distributions

Distributions from the Plan are available upon any of the following: (1) termination of employment with the Company; and (2) disability or death. Upon occurrence of one of these events, the Participant (or the designated beneficiary) may receive a lump sum distribution equal to the vested value of the account or receive the vested value of the account in periodic installments, transfer the vested value of the account to an Individual Retirement Account or other qualified retirement plan, or maintain the vested value of the account in the Plan subject to certain fees. Distributions from the Plan will normally be taxed as ordinary income for income tax purposes, unless the Participant (or the designated beneficiary) elects to rollover his or her distributions into an Individual Retirement Account or another qualified retirement plan, or maintain the vested value of the account in the Plan. In addition, a Participant may withdraw an amount from his or her account attributable to the Participant’s own contributions to the Plan necessary to satisfy an immediate and heavy financial need of the Participant or, upon the attainment of age 59 ½, all or any portion of the Participant’s vested account balance. In certain cases, the Plan also allows for involuntary automatic distribution of a terminated Participant’s account balance totaling less than $5,000.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms may not exceed five years unless the loan is used to purchase a Participant’s principal residence, in which case repayment terms may not exceed ten years. The loans are secured by the balance in the Participant’s account and bear interest at a fixed interest rate commensurate with local prevailing lending rates determined by the 401(k) Administrative Committee. A borrowing Participant pays principal and interest ratably through payroll deductions. Loans are due in full within 60 days of termination. Notes receivable from Participants at December 31, 2013 bear interest at 5.25%. At December 31, 2013, loan maturity dates range from March 2014 to November 2023.

Amendment and Termination of the Plan

The Company anticipates that the Plan will continue without interruption; however, the Company reserves the right to amend or terminate the Plan. No amendment or termination may deprive any Participant of rights accrued prior to the enactment of such amendment or termination. No amendment shall permit any part of the assets of the Plan to revert to the Company or be used or diverted for purposes other than for the exclusive benefit of the Participants. If the Plan should be terminated or partially terminated, the amount in each affected Participant’s account as of the date of such termination (after proper adjustment for all expenses, earnings and allocations) becomes fully vested and non-forfeitable. Such amounts are distributable by the Trustee to the Participants.

Excess Employee Contributions

Excess employee contributions represent contributions withheld from Participants in excess of IRC limitations that were refunded to Participants subsequent to year end. These amounts were recorded as a liability in the statement of net assets available for benefits in 2012 and were refunded to Participants in 2013. There were no excess employee contributions in 2013.

Note 2 - Significant Accounting Policies

Method of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2013 and 2012, and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2013. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participant accounts, balances, and the amounts reported in the statements of net assets available for benefits and changes in net assets available for benefits.

Investment Valuation

The Plan’s investments are stated at fair market value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes gain and losses on investments bought and sold as well as held during the year.

Contributions

Participant contributions are recorded in the period during which the Company makes payroll deductions from Participants’ compensation. Company discretionary matching contributions are recorded in the same period. Company profit sharing contributions, if any, are accrued in the period for which they are authorized and are deposited with the Trustee in the following year.

Notes Receivable from Participants

Notes receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the plan document.

Benefit Payments

Benefits are recorded when paid.

Note 3 - Investments

Investments are valued at fair value as determined by an active market and consist of the following at December 31, 2013 and 2012:

	2013		2012
American Century Investments Income Investor Class	$420,586		$280,854
Cohen and Steers Realty	54,372		23,299
Columbia Acorn International Z Fund	47,686		23,777
Fidelity Asset Manager 20%	8,772		8,659
Fidelity Asset Manager 40%	2,725		729
Fidelity Asset Manager 60%	13,681		15
Fidelity Asset Manager 85%	12,427		1,754
Fidelity Balanced Fund	234,161		104,243
Fidelity Blue Chip Growth	1,442,891	*	954,448
Fidelity Contrafund	2,562,230	*	1,883,236	*
Fidelity Dividend Growth	516,048		370,473
Fidelity Freedom 2000	59,425		56,780
Fidelity Freedom 2005	39,155		32,552
Fidelity Freedom 2010	130,171		127,909
Fidelity Freedom 2015	438,546		204,402
Fidelity Freedom 2020	526,403		394,997
Fidelity Freedom 2025	196,633		165,837
Fidelity Freedom 2030	687,383		519,053
Fidelity Freedom 2035	1,544,860	*	1,088,175	*
Fidelity Freedom 2040	1,385,083		858,213
Fidelity Freedom 2045	1,239,812		732,701
Fidelity Freedom 2050	931,312		580,464
Fidelity Freedom 2055	104,542		41,815
Fidelity Freedom Income	57,758		54,480
Fidelity Low-Priced Stock	1,127,750		714,461
Fidelity Small-Cap Discovery	926,022		92,291
Fidelity Small-Cap Stock	—		418,045
Fidelity Strategic Income	47,534		44,425
Heartland Value Plus	25,229		791
Invesco High Yield Institutional Class	331,767		117,130
Janus Overseas	—		32,205
Morgan Stanley Institutional Mid-Cap Growth Class A	867,555		—
Morgan Stanley Institutional Mid-Cap Growth Class P	—		574,547
Oakmark International	1,488,312	*	1,023,472	*
Oppenheimer Developing Markets	165,838		124,525
PIMCO Commodity Real Return	49,938		1,791
PIMCO Total Return Administrative Class	1,172,657		1,159,157	*

Continued on the following page

Investments are valued at fair value as determined by an active market and consist of the following at December 31, 2013 and 2012 (Continued):

	2013		2012
Ridge Worth Mid-Cap Value Equity Class	814,662		618,557
Spartan Extended Market Index Adv	368,334		214,906
Spartan 500 Index Fund Investor Class	961,411		650,936
TCW Small-Cap Growth	47,598		34,141
Total mutual funds	21,051,269		14,330,245
Fidelity Retirement Money Market	3,284,305	*	2,726,364	*
Company stock of Plan Sponsor	4,347,534	*	2,856,686	*
Total investments	$28,683,108		$19,913,295

* Represents 5% or more of investments in the Plan’s net assets at the indicated date.

During 2013, the Plan’s investments (including net gains and losses on investments bought, sold and held during the year) appreciated in value by $5,570,646 as follows:

2013
Company stock of Plan Sponsor	$2,803,340
Mutual funds	2,767,306
$5,570,646

Note 4 - Fair Value Measurements

FASB ASC Topic 820 emphasizes that fair value is a market-based measurement, not an entity specific measurement. Therefore, a fair value measurement should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, FASB ASC Topic 820 establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair values. The hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements. The three levels of the fair value hierarchy under FASB ASC Topic 820 are described as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The assets or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques noted in ASU 2010-06:

A. Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

B. Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).

C. Income approach: Techniques to convert future amounts to a single present amount based upon market expectations (including present value techniques, option-pricing and excess earnings models).

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Mutual funds: Valued at the quoted net asset value (NAV) of shares held by the Plan at year-end.

Money market funds: Valued at the closing price reported on the active market on which the individual mutual funds are traded.

Common stock of Plan Sponsor: Valued using the last reported sales prior to close of the Plan year.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables classify the investment assets measured at fair value by level within the fair value hierarchy at December 31, 2013 and 2012:

		Basis of Fair Value Measurements
	Balance at
	December 31, 2013	Level 1	Level 2	Level 3	Technique
Mutual funds:
Index funds	$1,329,745	1,329,745	—	—	A
Balanced funds	8,080,969	8,080,969	—	—	A
Growth funds	10,136,131	10,136,131	—	—	A
Fixed income funds	1,504,424	1,504,424	—	—	A
Money market funds	3,284,305	3,284,305	—	—	A
Common stock of Plan Sponsor	4,347,534	4,347,534	—	—	A
	$28,683,108	28,683,108	—	—

		Basis of Fair Value Measurements
	Balance at
	December 31, 2012	Level 1	Level 2	Level 3	Technique
Mutual funds:
Index funds	$865,842	865,842	—	—	A
Balanced funds	5,298,057	5,298,057	—	—	A
Growth funds	6,890,059	6,890,059	—	—	A
Fixed income funds	1,276,287	1,276,287	—	—	A
Money market funds	2,726,364	2,726,364	—	—	A
Common stock of Plan Sponsor	2,856,686	2,856,686	—	—	A
	$19,913,295	19,913,295	—	—

Note 5 - Tax Status of the Plan

On March 31, 2008, the Internal Revenue Service (“IRS”) issued an opinion letter stating that the volume submitter plan document adopted by the Plan, as then designed, qualifies under Section 401(a) of the Code. Although the Plan has been amended since receiving the opinion letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The Plan sponsor identified certain operational issues with respect to the Plan and filed an application on June 19, 2013 under the Voluntary Correction Program (“VCP”) to correct these defects. The Plan administrator believes that the final outcome of the VCP will not have a material effect on the Plan’s financial statements or any impact to the Plan’s qualified tax status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that at December 31, 2013, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any periods in progress.

Note 6 - Parties in Interest

Certain investments of the Plan are shares of funds managed by the Trustee. In addition, the Plan holds an investment in Overstock.com, Inc. common stock. These transactions are considered exempt party-in-interest transactions. Fees incurred by the Plan for investment management services totaled $25,248 for the year ended December 31, 2013.

Note 7 - Reconciliation of the Financial Statements and Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits as reported in the financial statements to the Form 5500 at December 31, 2013 and 2012:

	2013	2012
Net assets available for benefits as reported in the
Financial statements	$29,237,947	$20,259,933
Plus corrective distributions payable	—	119,931
Net assets available for benefits as reported in the Form 5500	$29,237,947	$20,379,864

The following is a reconciliation of the statement of changes of net assets available for benefits as reported in the financial statements to the Form 5500 at December 31, 2013:

2013
Net increase in net assets available for benefits per the financial statements	$8,978,014
Less corrective distributions payable at December 31, 2012	(119,931)
Net income per the Form 5500	$8,858,083

SUPPLEMENTAL SCHEDULE

OVERSTOCK.COM
401(k) PLAN
Employer Identification Number 87-0634302
Plan Number 001
Schedule H, line 4(i); Schedule of Assets (Held at End of Year)
December 31, 2013

	(b)	(c)
	Identity of issue, borrower,	Description of investment including maturity date,	(d)	(e)
(a)	lessor or similar party	rate of interest, collateral, par or maturity value	Cost	Current value
	Mutual funds:
	American Century Investment	American Century Investments Income Investor Class	***	$420,586
	Cohen and Steers Capital	Cohen and Steers Realty	***	54,372
	Columbia Mgmt. Investment Distributors	Columbia Acorn International Z Fund	***	47,686
*	Fidelity	Fidelity Asset Manager 20%	***	8,772
*	Fidelity	Fidelity Asset Manager 40%	***	2,725
*	Fidelity	Fidelity Asset Manager 60%	***	13,681
*	Fidelity	Fidelity Asset Manager 85%	***	12,427
*	Fidelity	Fidelity Balanced Fund	***	234,161
*	Fidelity	Fidelity Blue Chip Growth	***	1,442,891
*	Fidelity	Fidelity Contrafund	***	2,562,230
*	Fidelity	Fidelity Dividend Growth	***	516,048
*	Fidelity	Fidelity Freedom 2000	***	59,425
*	Fidelity	Fidelity Freedom 2005	***	39,155
*	Fidelity	Fidelity Freedom 2010	***	130,171
*	Fidelity	Fidelity Freedom 2015	***	438,546
*	Fidelity	Fidelity Freedom 2020	***	526,403
*	Fidelity	Fidelity Freedom 2025	***	196,633
*	Fidelity	Fidelity Freedom 2030	***	687,383
*	Fidelity	Fidelity Freedom 2035	***	1,544,860
*	Fidelity	Fidelity Freedom 2040	***	1,385,083
*	Fidelity	Fidelity Freedom 2045	***	1,239,812
*	Fidelity	Fidelity Freedom 2050	***	931,312
*	Fidelity	Fidelity Freedom 2055	***	104,542
*	Fidelity	Fidelity Freedom Income	***	57,758
*	Fidelity	Fidelity Low-Priced Stock	***	1,127,750
*	Fidelity	Fidelity Small-Cap Discovery	***	926,022
*	Fidelity	Fidelity Strategic Income	***	47,534
	Heartland Funds	Heartland Value Plus	***	25,229

Continued on the following page

OVERSTOCK.COM
401(k) PLAN
Employer Identification Number 87-0634302
Plan Number 001
Schedule H, line 4(i); Schedule of Assets (Held at End of Year)
December 31, 2013
(Continued)

	(b)	(c)
	Identity of issue, borrower,	Description of investment including maturity date,	(d)	(e)
(a)	lessor or similar party	rate of interest, collateral, par or maturity value	Cost	Current value
	Invesco Advisers	Invesco High Yield Institutional Class	***	331,767
	Morgan Stanley Investment	Morgan Stanley Institutional Mid-Cap Growth Class A	***	867,555
	Harris Associates	Oakmark International	***	1,488,312
	Oppenheimer Funds	Oppenheimer Developing Markets	***	165,838
	Pacific Investment Management	PIMCO Commodity Real Return	***	49,938
	Pacific Investment Management	PIMCO Total Return Administrative Class	***	1,172,657
	Ridge Worth Investments	Ridge Worth Mid-Cap Value Equity Class	***	814,662
*	Fidelity	Spartan Extended Market Index Adv	***	368,334
*	Fidelity	Spartan 500 Index Fund Investor Class	***	961,411
	TCW Investment Management	TCW Small-Cap Growth	***	47,598
				21,051,269
	Money market fund:
*	Fidelity	Fidelity Retirement Money Market	***	3,284,305

	Common stock of Plan Sponsor:
**	Overstock.com, Inc.	Common stock of Plan Sponsor	***	4,347,534

	Participants:
*	Various	Loans to participants, at 5.25% interest maturing through 2023	*	554,839
				$29,237,947

*	Indicates a party-in-interest to the Plan for which statutory exemptions exist.
**	Investment qualifies as a party-in-interest to the Plan.
***	Investments are participant-directed, therefore disclosure of cost is not required.

See accompanying report of independent registered accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OVERSTOCK.COM 401(k) PLAN

By: OVERSTOCK.COM, INC., Plan Administrator

Date:	June 10, 2014	By:	/s/ Robert P. Hughes
Robert P. Hughes Title: Senior Vice President, Finance and Risk Management
(principal financial officer)